SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            Federal-Mogul Corporation
                                (Name of Issuer)

                      Class A Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   313549 404
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
     Thornwood Associates Limited Partnership

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     WC *

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     75,241,924 *

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     75,241,924 *

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     75,241,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     75.24% *

14 TYPE OF REPORTING PERSON
     PN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
     Barberry Corp.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     75,241,924 *

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     75,241,924 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     75,241,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     75.24% *

14 TYPE OF REPORTING PERSON
     CO

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
     Gail Golden

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     34,798

8  SHARED VOTING POWER
     0

9  SOLE DISPOSITIVE POWER
     34,798

10 SHARED DISPOSITIVE POWER
     0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,798

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%

14 TYPE OF REPORTING PERSON
     IN

                                  SCHEDULE 13D

CUSIP No.  313549 404

1  NAME OF REPORTING PERSON
     Carl C. Icahn

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
     0

8  SHARED VOTING POWER
     75,241,924 *

9  SOLE DISPOSITIVE POWER
     0

10 SHARED DISPOSITIVE POWER
     75,241,924 *

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     75,241,924 *

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /X/*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     75.24% *

14 TYPE OF REPORTING PERSON
            IN

* SEE ITEMS 3, 4 AND 5

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Class A Common Stock, par value $0.01 (the "Shares"), issued by Federal-Mogul Corporation, a Delaware corporation (together with its predecessor in interest, Federal-Mogul Corporation, a Michigan corporation, the "Issuer"). The address of the principal executive offices of the Issuer is 26555 Northwestern Highway, Southfield, Michigan 48033.

Item 2. Identity and Background

     The reporting persons are Thornwood Associates Limited Partnership, a Delaware limited partnership ("Thornwood"), Barberry Corp., a Delaware corporation ("Barberry"), Carl C. Icahn, a citizen of the United States of America (Thornwood, Barberry and Mr. Icahn collectively, the "Reporting Persons"), and Gail Golden, a citizen of the United States of America and the spouse of Mr. Icahn.

     The principal business address of each of Thornwood and Barberry is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of each of Carl C. Icahn and Gail Golden is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the general partner of Thornwood. Barberry is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of Thornwood and Barberry is primarily engaged in the business of investing in and/or holding securities. Carl C. Icahn's present principal occupation or employment is (i) owning direct and indirect interests in, and/or managing the investments of, various entities that invest in and/or hold securities, (ii) acting as Chairman of the Board of Icahn Enterprises L.P., a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, and (iii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and/or holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons or Gail Golden, nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The Fourth Amended Joint Plan of Reorganization filed by the Issuer in the U.S. Bankruptcy Court for the District of Delaware, Case No. 01-10578, as modified (the "Plan"), in connection with its reorganization under Chapter 11 of the U.S. Bankruptcy Code ("Chapter 11"), became effective on December 27, 2007 (the "Effective Date"). Thornwood received, pursuant to the Plan, 25,141,924 Shares in respect of the $1,098,665,000 in principal amount of unsecured bonds of the Issuer held by Thornwood prior to the Issuer's reorganization under Chapter 11. Ms. Golden received, pursuant to the Plan, 34,798 Shares in respect of the $1,525,000 in principal amount of unsecured bonds of the Issuer held by Ms. Golden prior to the Issuer's reorganization under Chapter 11. The source of funding for Thornwood's acquisition of the unsecured bonds was the general working capital of Thornwood. The source of funding for Ms. Golden's acquisition of the unsecured bonds was the personal funds of Ms. Golden.

Item 4. Purpose of Transaction

     As a result of the Issuer's Chapter 11 reorganization pursuant to the Plan, Thornwood and Ms. Golden, as holders of unsecured bonds of the Issuer prior to the reorganization, received, on the Effective Date, 25,141,924 Shares and 34,798 Shares, respectively.

     Pursuant to the Plan, Thornwood nominated four of the members of the Issuer's initial Board of Directors: Carl C. Icahn, Vincent J. Intrieri, Keith
A. Meister and David S. Schechter. Messrs. Icahn, Intrieri, Meister and Schechter are employees, officers and/or directors of various entities in which Mr. Icahn holds direct and indirect interests.

     Pursuant to the Plan, the Issuer issued 50,100,000 shares of Class B Common Stock (the "Class B Shares") to the Federal-Mogul Asbestos Personal Injury Trust, a trust established pursuant to the Plan in accordance with Section 524(g) of the U.S. Bankruptcy Code (the "Trust"). Pursuant to a stock option agreement (the "Option Agreement") and a supplemental agreement (the "Supplemental Agreement"), Thornwood Subsidiary LLC, the managing member of which is Thornwood, has various options to acquire from the Trust membership interests in a limited liability company wholly owned by the Trust which will hold the Class B Shares. Upon exercise of the options, the Class B Shares will automatically convert into Shares. In the event that the initial option is not exercised on or prior to its expiration date, Thornwood Subsidiary LLC will be required to provide the Trust with a term loan facility in the amount of $100 million, which term loan facility will be secured by the Class B Shares held by the Trust. In addition, Thornwood Subsidiary LLC has the right to elect, within ten business days following the Effective Date, to make a $125 million loan to the Trust (the proceeds of which would be delivered by the Trust to the Issuer) in order to ensure that certain Class B Shares that were pledged by the Trust to the Issuer would remain unencumbered property of the Trust, subject to the exercise of the options described above. Certain persons have asserted and may continue to assert that they have the right to acquire an approximate 11.7% interest in the assets that Thornwood or Thornwood Subsidiary LLC may acquire from the Trust.

     If the options described above are exercised in full, (i) Thornwood, together with Thornwood Subsidiary LLC, will be the beneficial owner of approximately 75.24% of the Issuer's outstanding common stock and (ii) pursuant to the Certificate of Incorporation of the Issuer, all of the members of the Issuer's board of directors who were nominated by the Trust must immediately resign from the board and Thornwood may fill such vacancies.

     Pursuant to the Plan, Thornwood, the Trust and the Issuer entered into a lockup agreement (the "Lockup Agreement") on the Effective Date, providing for, among other things, (i) certain restrictions on the transfer of the Issuer's securities held by Thornwood and the Trust for six months following the Effective Date and (ii) certain rights of first offer and co-sale rights between Thornwood and the Trust. If the options provided in the Option Agreement are exercised in full, the Lockup Agreement will terminate immediately.

     Pursuant to the Plan, Thornwood, the Trust and the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") on the Effective Date, which requires the Issuer to register certain securities with the SEC upon a request by Thornwood, the Trust or certain other holders.

     In addition, Mr. Icahn and the Official Committee of Unsecured Creditors of the Issuer entered into a letter agreement on September 25, 2005 (the "Letter Agreement"), pursuant to which the parties agreed on certain corporate governance provisions that would be applicable to the Issuer for a period of two years following the Effective Date.

     The foregoing descriptions of the Plan, the Option Agreement, the Supplemental Agreement, the Lockup Agreement, the Registration Rights Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed herewith as Exhibits 2 through 7 and are incorporated herein by reference.

     Except as described above, the Reporting Persons have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 75,241,924 Shares (including the 50,100,000 shares of Class B Common Stock subject to the call options granted in the Option Agreement), representing approximately 75.24% of the Issuer's outstanding Shares, and Ms. Golden owns 34,798 Shares, representing approximately 0.03% of the Issuer's outstanding Shares (in each case, based upon the 100,000,000 Shares stated to be outstanding as of the Effective Date by the Issuer in the Issuer's Form 8-K, filed with the Securities and Exchange Commission on January 3, 2008.

     (b) Thornwood has sole voting power and sole dispositive power with regard to 25,141,924 Shares (excluding the 50,100,000 shares of Class B Common Stock subject to the call options granted in the Option Agreement). Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Ms. Golden has sole voting power and sole dispositive power with regard to 34,798 Shares.

     Each of Barberry and Mr. Icahn, by virtue of their relationships to Thornwood (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Thornwood directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Mr. Icahn, by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 34,798 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     (c) Except as described in Item 4, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons or Ms. Golden.

     (d) The Reporting Persons expressly disclaim any membership in any group, as a result of entering into the agreements described in Item 4 or otherwise, with either the Trust or the Issuer or any of the their respective affiliates, and disclaim any beneficial ownership in any Shares held by such persons or entities (except as set forth in this Item 5).

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as disclosed in Item 4 (which disclosure is hereby incorporated by reference into this Item 6) or as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1    Joint Filing Agreement of the Reporting Persons (filed herewith)

     2    Fourth   Amended   Joint   Plan  of   Reorganization   of  the  Issuer
          (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by the Issuer on November 14, 2007)

     3 Stock Option Agreement by and among Thornwood, the Trust and the Issuer (incorporated by reference to Exhibit 4.2 to the Form 8-K filed with the SEC by the Issuer on January 3, 2008)

     4    Supplemental   Agreement   between  Thornwood  and  the  Trust  (filed
          herewith)

     5 Lockup Agreement by and among Thornwood, the Trust and the Issuer (incorporated by reference to Exhibit 4.3 to the Form 8-K filed with the SEC by the Issuer on January 3, 2008)

     6 Registration Rights Agreement by and among Thornwood, the Trust and the Issuer (incorporated by reference to Exhibit 4.5 to the Form 8-K filed with the SEC by the Issuer on January 3, 2008)

     7 Letter Agreement between Mr. Icahn and the Official Committee of Unsecured Creditors of the Issuer (filed herewith)

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2008


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


          [Signature Page of Schedule 13D - Federal-Mogul Corporation]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Federal-Mogul Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 7th day of January, 2008.


THORNWOOD ASSOCIATES LIMITED PARTNERSHIP
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
       Title: Authorized Signatory


BARBERRY CORP.

  By:  /s/ Edward E. Mattner
       ---------------------
       Name: Edward E. Mattner
      Title: Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN



           [Signature Page of Joint Filing Agreement to Schedule 13D -
                           Federal-Mogul Corporation]

                                                                      SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

THORNWOOD LIMITED PARTNERSHIP
Name                                Position
----                                --------
Barberry Corp.,                     General Partner


BARBERRY CORP.
Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Irene March                         Authorized Signatory